Cintas Corporation (CTAS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Cintas shareholder since 2019

The shareholder value of supporting Proposal 6 for Science-Based Targets and Transition Plan

To Cintas Shareholders:

I ask shareholders to vote FOR Item 6 at the Cintas shareholder meeting on October 29, 2024. The proposal asks Cintas to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

While Cintas has some emissions reduction efforts underway, the Company’s absolute emissions have been increasing since 2021, and it does not currently have plans in place to address its largest emissions sources. There is concern that Cintas’ current plans may leave the Company exposed to competitive, regulatory, and market risks, as detailed below.

Resolved: Shareholders request Cintas issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to 1.5 °C and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

Supporting Statement: In assessing targets, we recommend:

•	Taking into consideration approaches used by advisory groups like SBTi;
•	Developing a transition plan that describes how the Company will meet its goals, taking into consideration criteria used by advisory groups; and
•	Considering supporting targets for renewable energy, zero-emission vehicles, energy efficiency, supply chain engagement, and other measures deemed appropriate by management.

Summary

1.	Cintas does not have a climate mitigation strategy that is aligned with the Paris Agreement’s ambition to limit warming to 1.5°C or that addresses its largest sources of emissions.
2.	The Company lags peers in addressing climate risk.
3.	Full emissions disclosure, setting science-based targets and developing a transition plan will help Cintas prepare for upcoming regulatory changes and dynamic business conditions.

Rationale for a “YES” vote

1.	Cintas does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C.

Despite reporting in its 2024 10-K that climate-related severe weather events and unexpected natural disasters pose physical risk to the Company,1 Cintas has taken limited steps to date to address its climate impact. While the Company’s work to decrease energy use and its Net Zero Ambition are welcome first steps, this Ambition excludes Scope 3, the majority of Cintas’ emissions, and does not specify a policy on carbon offsets, which may expose the Company to greenwashing accusations.2 It also does not include any science-based interim targets or a climate transition plan that demonstrate to investors how Net Zero will be achieved. In fact, Cintas’ absolute emissions have grown since 2021, illustrating the shortcomings in management’s current approach.3

Since a similar GHG reduction proposal filed last year received support from 24% of shareholders, Cintas has continued to pursue emissions reduction efforts of limited impact. For example, Cintas describes reducing idling time across its fleet, as well as LED lighting installations with an expected annual reduction of over 7,000 metric tons of carbon emissions. By contrast, the Company’s total emissions in 2023 were 1,869,693 metric tons of carbon dioxide equivalent.4

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000723254/000072325424000036/ctas-20240531.htm

2 https://carbonmarketwatch.org/2023/03/09/zeroing-in-on-greenwashing-how-corporations-misuse-net-zero-pledges/

3 https://cintas.widen.net/view/pdf/nvi2tgy9ad/Cintas_2023_Sustainability_Report_011824.pdf?u=zfbcz7

4 ibid

2.	The Company lags peers in addressing climate risk.

Cintas lags peers in setting science-based GHG reduction targets and supporting goals aimed at reducing emissions. ABM Industries, a peer identified by Cintas in its 10-K,5 has committed to setting near-term 1.5°C-aligned greenhouse gas targets through the Science Based Targets initiative (SBTi).6 ABM has also increased the electric vehicles (EVs) in its light-duty commercial vehicle fleet in the UK to 20% in 2023, in addition to piloting EVs in the U.S.7 Aramark, another peer identified by Cintas in its 10-K,8 and Ecolab have both set 1.5°C-aligned near-term and net zero targets validated by SBTi.9

3.	Setting science-based targets and developing a transition plan will help Cintas prepare for regulatory changes and dynamic business conditions.

In its opposition statement, Cintas claims that fulfilling the proposal would “divert time and effort” from its existing GHG reduction efforts as justification for delaying action on comprehensive target-setting and climate transition planning. While it is appreciated that the Company wishes to take a thoughtful approach, the Proponent believes it is time for Cintas to reassess its current efforts given that they are failing to reduce total emissions.

Setting goals and working to align Cintas’ business with a Paris-aligned economy can help insulate the Company from transition risks related to future legislation, as well as prepare for changing customer expectations. Indeed, the Task Force on Climate-related Financial Disclosures (TCFD) was developed by the Financial Stability Board to identify types of information companies should disclose to investors on risks related to climate change. The TCFD states “organizations that have made GHG emissions reduction commitments [or] operate in jurisdictions that have made such commitments... should describe their plans for transitioning to a low-carbon economy.”10 In addition, companies are increasingly setting science-based targets inclusive of Scope 3. As of September 2024, over 6,000 companies have set targets through SBTi, and around 3,500 more have committed to do so.11 These could include Cintas’ customers, who may engage suppliers like Cintas on reducing emissions in support of their own science-based targets.

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5 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000723254/000072325424000036/ctas-20240531.htm

6 https://sciencebasedtargets.org/target-dashboard

7 https://www.abm.com/wp-content/uploads/2024/03/ABM_2022_ESG_Report.pdf

https://www.abm.com/wp-content/uploads/2024/08/ABM-2023-Sustainability-Report_081624_v1.pdf

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000723254/000072325424000036/ctas-20240531.htm

9 https://sciencebasedtargets.org/target-dashboard

10 https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf

11 https://sciencebasedtargets.org/target-dashboard

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.